UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Ikanos Communications, Inc.

(Name of Subject Company (Issuer))

King Acquisition Co.

a wholly-owned subsidiary of

Qualcomm Atheros, Inc.

(Parent of Offeror)

An Indirect Wholly-Owned Subsidiary of

QUALCOMM INCORPORATED

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

QUALCOMM Incorporated

5775 Morehouse Dr.

San Diego, California 92121-1719

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by King Acquisition Co., a Delaware corporation (“Offeror”), and wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock of Ikanos Communications, Inc., a Delaware corporation (“Ikanos”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of August 5, 2015, among Parent, Offeror and Ikanos.

Exhibit Number	Description

99.1	Press Release issued by Qualcomm Atheros, Inc. on August 6, 2015